UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. 2)

	Under the Securities Exchange Act of 1934


	TCI International, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	872293-10-5
	(CUSIP Number)

	Melissa Dehn
	3107 Lone Tree Way, Suite B
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	January 29, 2001
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 872293-10-5	SCHEDULE 13D	Page 2 of 9



 1   Name of Reporting Person		ROI Capital Management, Inc.
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           676,400
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      676,400
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             676,400

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   19.6%

14   Type of Reporting Person
                   CO, IA



CUSIP No. 872293-10-5	SCHEDULE 13D	Page 3 of 9



 1   Name of Reporting Person		Mark T. Boyer
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States

     NUMBER OF         7   Sole Voting Power           676,400
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      676,400
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             676,400

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   19.6%

14   Type of Reporting Person
                   IN



CUSIP No. 872293-10-5	SCHEDULE 13D	Page 4 of 9



 1   Name of Reporting Person		Mitchell J. Soboleski
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States

     NUMBER OF         7   Sole Voting Power           676,400
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      676,400
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             676,400

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   19.6%

14   Type of Reporting Person
                   IN



CUSIP No. 872293-10-5	SCHEDULE 13D	Page 5 of 9


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.01 par value (the "Common Stock"), of TCI International, Inc.
(the "Issuer"). The principal executive office of the Issuer is 222 Caspian Drive, Sunnyvale, CA 94089.

Item 2.   Identity and Background

This Schedule is filed on behalf of ROI Capital Management, Inc.,
Mark T. Boyer and Mitchell J. Soboleski ("Reporting Entities"), whose principal business office address is 17 E. Sir Francis
Drake Blvd., Suite 225, Larkspur, CA  94939.

Reporting Entities can be deemed to have benefical ownership due to the fact that Reporting Entities have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc. Reporting entities do not own any of the reported securities directly, only through an interest in one or more of the advisory accounts.

ROI Capital Management, Inc. is an investment advisor registered as such with the SEC. ROI Capital Management, Inc. has 2 owners, Mark T. Boyer, President and Mitchell J. Soboleski, Secretary.

None of ROI Capital Management, Inc., or ROI Capital Management,
Inc.'s officers have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of ROI Capital Management, Inc., or ROI Capital Management, Inc.'s officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROI Capital Management, Inc. is a California corporation, and
Mitchell J. Soboleski and Mark T. Boyer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of advisory clients.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, ROI Capital Management may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it benefically owns.



CUSIP No. 872293-10-5        SCHEDULE 13D             Page 6 of 9



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2), three (3) and four (4) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, none are owned by reporting persons, except for dispositive power and interests held in advisory accounts of ROI Capital Management, Inc.

(c) ROI Capital Management, Inc. effected the following transactions through registered broker-dealers in the last sixty days for its' advisory accounts:

		Number of
	Buy/Sell	Date	Shares	Price/unit

	Buy	12/4/00	500	8.6125
	Buy	12/6/00	100	9.5
	Buy	12/7/00	200	9.5
	Buy	12/8/00	1000	8.9063
	Buy	12/15/00	700	9.138
	Buy	12/15/00	500	9.138
	Buy	12/18/00	200	9.4375
	Buy	12/20/00	1000	8.6667
	Buy	12/20/00	500	8.6667
	Buy	12/21/00	100	9.125
	Buy	12/21/00	500	9.125
	Buy	12/22/00	200	9.0446
	Buy	12/22/00	500	9.0446
	Buy	12/26/00	500	9.5125
	Buy	12/28/00	500	9.3125
	Buy	12/28/00	500	9.3125
	Buy	12/29/00	600	9.3594
	Buy	12/29/00	500	9.3594
	Buy	12/29/00	500	9.3594
	Buy	1/2/01	400	9.1094
	Buy	1/3/01	100	9.354
	Buy	1/3/01	500	9.354
	Buy	1/4/01	300	9.3125
	Buy	1/5/01	300	9.4063
	Buy	1/8/01	400	9.2188
	Buy	1/9/01	400	9.125
	Buy	1/10/01	500	9.125
	Buy	1/11/01	600	8.7083
	Buy	1/12/01	200	9.125
	Buy	1/12/01	500	9.125
	Buy	1/16/01	100	9.625
	Buy	1/17/01	100	10.5
	Buy	1/18/01	300	10
	Buy	1/19/01	300	10.1458


CUSIP No. 872293-10-5	SCHEDULE 13D	Page 7 of 9

	Buy	1/22/01	300	10.4167
	Sell	1/26/01	200	10.82605
	Sell	1/26/01	300	10.8260
	Sell	1/26/01	200	10.8260
	Sell	1/26/01	1200	10.8260
	Sell	1/26/01	300	10.8260
	Sell	1/26/01	800	10.8260
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	200	10.7546
	Sell	1/26/01	300	10.7546
	Sell	1/26/01	700	10.7546
	Sell	1/26/01	1000	10.7546
	Sell	1/26/01	500	10.7546
	Sell	1/26/01	1800	10.7546
	Sell	1/26/01	1000	10.7546
	Sell	1/26/01	1000	10.7546
	Sell	1/26/01	300	10.8260
	Sell	1/26/01	200	10.8260
	Sell	1/26/01	500	10.8260
	Sell	1/26/01	500	10.8260
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	600	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	700	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	1000	10.7746


CUSIP No. 872293-10-5	SCHEDULE 13D	Page 8 of 9

	Sell	1/29/01	800	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	700	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	700	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	600	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	600	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	800	10.7746
	Sell	1/29/01	700	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	900	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	100	10.7745
	Sell	1/29/01	1200	10.7746
	Sell	1/29/01	700	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	1300	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	2300	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	1300	10.7746
	Sell	1/29/01	2500	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	800	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	1100	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746


CUSIP No. 872293-10-5	SCHEDULE 13D	Page 9 of 9

	Sell	1/29/01	500	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	1000	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	200	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	300	10.7746
	Sell	1/29/01	500	10.7746
	Sell	1/29/01	100	10.7746
	Sell	1/29/01	400	10.7746
	Sell	1/29/01	100	10.7747

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 8, 2001

ROI PARTNERS, L.P.


/s/ Mitchell J. Soboleski
______________________________
Mitchell J. Soboleski
Secretary of ROI Capital Management, Inc.,
Its general partner